UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Oxford Industries Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

691497309

(CUSIP Number)

     Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 691497309

1)	Names of Reporting Persons
S.S. or I.R.S. Identification Nos. Of Above Persons:

WEDGE Capital Management L.L.P. 56-1557450

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3)	SEC Use Only

4)	Citizenship or Place of Organization:

North Carolina

Number of	5)	Sole Voting Power: 726,200
Shares Bene-
ficially	6)	Shared Voting Power: none
Owned by
Each Report-	7)	Sole Dispositive Power: 726,200
ing Person
With	8)	Shared Dispositive Power: none

9)	Aggregate Amount Beneficially Owned by Each Reporting Person:

726,200 shares

10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

Inapplicable

11)	Percent of Class Represented by Amount in Row 9:

4.49%

12)	Type of Reporting Persons (See Instructions):

IA

Item 1 (a)

Name of Issuer: Oxford Industries, Inc.

Item 1 (b)

Address of Issuer’s Principal Executive Offices:

     222 Piedmont Avenue, N.E.
     Atlanta, GA 30308

Item 2 (a)

Name of Person Filing: WEDGE Capital Management L.L.P.

Item 2 (b)

Address of Principal Business Officer or, if none, Residence:

     301 South College Street, Suite 2920
     Charlotte, North Carolina 28202-6002

Item 2 (c)

Citizenship: North Carolina

Item 2 (d)

Title of Class of Securities: Common Stock

Item 2 (e)

CUSIP Number: 691497309

Item 3

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)  (   ) Broker or Dealer registered under Section 15 of the Act

     (b)  (   ) Bank as defined in section 3(a)(6) of the Act

     (c)  (   ) Insurance Company as defined in section 3(a)(19) of the Act

     (d)  (   ) Investment Company registered under section 8 of the Investment Company Act

     (e)  (X) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

     (f)  (   ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see §240.13d-1(b)(1)(ii)(F)

     (g)  (   ) Parent Holding Company, in accordance with §240.13d-1(b)(ii)(G) (Note: See Item 7)

     (h)  (   ) Group, in accordance with §240.13d-1(b)(1)(ii)(H)

Item 4

Ownership:

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a)  Amount Beneficially Owned: 726,200 shares

     (b)  Percent of Class: 4.49%

     (c)  Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 726,200

(ii) shared power to vote or to direct the vote: none

(iii) sole power to dispose or to direct the disposition of: 726,200

(iv) shared power to dispose or to direct the disposition of: none

Item 5

Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

Item 6

Ownership of More than Five Percent on Behalf of Another Person:

     Inapplicable.

Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

     Inapplicable.

Item 8

Identification and Classification of Members of the Group:

     Inapplicable.

Item 9

Notice of Dissolution of Group:

     Inapplicable.

Item 10

Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2004

WEDGE CAPITAL MANAGEMENT L.L.P.

	By	R. Michael James

R. Michael James
General Partner